UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Christian Waage

Vice President, General Counsel and Corporate Secretary

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Brandee Fernandez, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Websense, Inc., a Delaware corporation (“Websense” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2013, relating to the offer by Tomahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of Websense’s common stock, $0.01 par value per share, at a price of $24.75 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used by not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the paragraph under the heading “Conditions to the Offer” on page 37 of the Schedule 14D-9 the following paragraph:

“On June 17, 2013, Parent and Merger Sub waived the condition to the Offer that either (x) Parent has received funds (either directly or through its subsidiaries) under the Debt Commitment Letter (or the receipt of alternative financing from alternative sources) or (y) Parent and Merger Sub received definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Transaction on the terms set forth in the Debt Commitment Letter (or other alternative financing commitments) (the foregoing condition is referred to as the “Financing Proceeds Condition”) pursuant to the terms of the Merger Agreement. The Offer remains subject to the remaining conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The full text of the press release issued by Vista on June 17, 2013 announcing the waiver of the Financing Proceeds Condition is attached to the Schedule TO as Exhibit (a)(9) and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBSENSE, INC.

By:	/s/ Christian Waage
Christian Waage
Title:	Vice President, General Counsel and Corporate Secretary

Dated: June 17, 2013